UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington  99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX  75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$102,347,000.00	$11,728.97

*      Calculated solely for purposes of determining the filing fee.  The repurchase price of the 5.50% Senior Subordinated Convertible Notes due 2022, is $1,000 per $1,000 principal amount outstanding.

**   The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Schedule TO originally filed by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2012, relating to the Notice of Right of Repurchase given to each holder (“Holder”) of the Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”), Amendment No. 1 filed by the Company with the SEC on June 1, 2012, and  Amendment No. 2  filed by the Company with the SEC on June 11, 2012.

All information in the Schedule TO, as amended, including all schedules and annexes thereto, which were previously filed with the Schedule TO, as amended, is hereby expressly incorporated by reference in this Amendment No. 3 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Amended Notice, as amended or supplemented.

This Amendment No. 3 is being filed solely to announce the final results of the offer made by the Company with respect to the Notice of Right of Repurchase.

Item 4.   Terms of the Transaction.

Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

On June 21, 2012, the Company issued a press release announcing the final results of the offer made by the Company with respect to the Notice of Right of Repurchase under the Indenture, which offer expired at 5:00 p.m., New York City time, on June 15, 2012. The full text of the Company’s press release, relating to the announcement of the final results of the offer, is filed herewith as Exhibit (a)(7)(A) and is incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Amended Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 11, 2012

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal (Put Option)

(a)(1)(D)	Substitute Form W-9 (Put Option)

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option)*

(a)(5)(A)	Press Release issued by GR on May 17, 2012

(a)(5)(B)	Press Release issued by GR on June 1, 2012

(a)(6)(A)	Press Release issued by GR on June 11, 2012

(a)(7)(A)	Press Release issued by GR on June 21, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  June 21, 2012

2

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Amended Company Repurchase Notice to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated June 11, 2012

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal (Put Option)

(a)(1)(D)	Substitute Form W-9 (Put Option)

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Put Option)*

(a)(5)(A)	Press Release issued by GR on May 17, 2012

(a)(5)(B)	Press Release issued by GR on June 1, 2012

(a)(6)(A)	Press Release issued by GR on June 11, 2012

(a)(7)(A)	Press Release issued by GR on June 21, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

3

NR-12-07

Gold Reserve Announces Expiration and Final Results of Offer and Notice of Right of Repurchase
for 5.50% Senior Subordinated Convertible Notes due 2022

SPOKANE, WASHINGTON June 21, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”) announced today the expiration and final results of its previously announced offer regarding the Notice of Right of Repurchase for its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”), which offer expired at 5:00 p.m., New York City time, on June 15, 2012.

As required by the Indenture (the “Indenture”), dated May 18, 2007, by and among the Company and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee (“Trustee”) and the Co-Trustee named therein, the Company offered (the “Offer”) to each holder of the Notes (“Holder”) the right to sell (the “Put Option”), upon the terms and subject to the conditions set forth in the Indenture, the Notes, for cash, to the Company. At the time of the Offer, an aggregate of $102,347,000 in principal amount of Notes were outstanding.

The paying agent for the Offer  has advised the Company that as of the expiration of the Put Option, $18,036,000 in principal amount of outstanding Notes have been validly tendered and not validly withdrawn. In accordance with the terms of the Offer, the Company has accepted all of the tendered Notes that were not validly withdrawn for payment of cash equal to the outstanding principal amount, plus accrued and unpaid interest up to, but not including, June 15, 2012.

Pursuant to its previously announced agreement with three Holders (the “Large Noteholders”) of approximately $77,187,000 in principal amount of Notes remaining outstanding after the expiration of the Offer, the Company intends to restructure the Notes held by such Holders (“Restructuring”) and offer to Holders of the remaining outstanding Notes an opportunity to participate in the Restructuring as soon as reasonably practicable but no sooner than 10 business days after the expiration of the Offer, subject to applicable legal requirements and compliance with the terms of the Indenture.

Following completion of the Restructuring transactions, the Company intends to redeem all Notes that have not been repurchased pursuant to the Put Option or restructured pursuant to the Restructuring as soon as practicable, subject to applicable legal requirements and compliance with the terms of the Indenture.

For further information please refer directly to the Schedule TO Amendment No. 3 and all other related filings for further details at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

For further information contact:

A. Douglas Belanger

President

Gold Reserve Inc.

info@goldreserveinc.com

(800) 625-9550

(509) 623-1500

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."